788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 15-300
April 20, 2015

Platinum Group Metals Reports Second Waterberg Extension Intercept, 3.4 kilometers beyond the Resource

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) announces a new intercept WE 049 located 3.4 kilometers northward beyond the previous resource limit of the Waterberg deposit. The deposit remains open, beyond the current strike length, for further expansion and all of the intercepts will be considered in the resource update planned shortly. Independent qualified person resource calculations and peer reviews are in progress.

Step-out intercept WE 049 is very significant as it further establishes the open potential northward along strike on the Waterberg Extension property where Platinum Group Metals holds an effective 87% interest on the Waterberg Extension property.

The Waterberg deposit has been divided into the Waterberg I, II, III domains. Each domain represents approximately 5 kilometers of strike length. The initial engineering work at Waterberg covered Waterberg I. The current resource at Waterberg, prior to the update in progress, is 29 million ounces over approximately 10 kilometers of strike length (100% basis, Inferred 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 30%, 61%, 1%, 8%) respectively. See Technical Report on SEDAR filed December 19, 2014). Geophysical modelling suggests an extension target at Waterberg III for 5 kilometers and further north.

A total of 71,000 meters of largely fill drilling has been completed since the last resource estimate. One drill continues to prospect the open strike and dip lengths looking for the best palladium and platinum grade and thickness at Waterberg.

Details

Hole WE 049 has returned assays of 2.03 g/t 3E over 21.45 meters (1.42 g/t palladium, 0.54 g/t platinum and 0.07 g/t gold) from 1166.05 to 1187.5 meters including 3.04 g/t 3E over 6.83 meters (2.05 g/t palladium, 0.88 g/t platinum and 0.11g/t gold) from 1180.67 to 1187.5 meters.

The above intercepts are all from within a broader 56 meter zone of elevated PGE mineralization from approximately 1159 to 1215 meters.

The true thicknesses of the above intercepts are estimated to be approximately 79% of the widths reported herein. At a thickness of greater than 3 meters the target deposit is modelled utilizing an efficient fully mechanized mining approach.

Hole WE 049 was drilled on the Waterberg Extension approximately 1.5 kilometers north of hole WE 046 D1, reported in a news release on December 5, 2014, which returned assays of 6.03 g/t 3E over 4.52 meters (4.15 g/t palladium, 1.46 g/t platinum and 0.42 g/t gold ) from 1484.48 to 1489.00 meters.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

Details WE 049

ZONE	FROM	TO	Length	Pt	Pd	Au	3E	Cu	Ni	Pt:Pd:Au
			(m)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)
F-ZONE	1 166.05	1 187.5	21.45	0.54	1.42	0.07	2.03	0.06	0.19	27:70:3
INCLUDING	1 180.67	1 187.5	6.83	0.88	2.05	0.11	3.04	0.08	0.22	29:67:4

Pre-Feasibility Study Continuing

A first priority for Waterberg in 2015 will be the completion of resource update in May 2015, including recent drilling, followed by Pre-Feasibility results in mid-2015. Engineering firm DRA is continuing with the Pre-Feasibility Study, which is funded by the Company and Waterberg Joint Venture partner JOGMEC (defined below).

Qualified Person, Quality Control and Assurance

R. Michael Jones, P.Eng. is the non-independent qualified person who has reviewed and verified the technical information disclosed in this press release. He has relevant experience in precious metals and platinum evaluations and has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times from 2011 through 2014.

Base metals and other major elements were determined by multi acid digestion with ICP finish and PGEs were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group Metals utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control. These standards are detailed in the Technical Report dated December 19, 2014, referred to above.

Inferred mineral resource estimates, under the CIM guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under Prospecting Rights with the exclusive right to convert that right to a Mining Right. There can be no assurance that a Mining Right will be granted with-out extensive further work and an application to the Department of Mineral Resources of South Africa.

About the Waterberg Projects

The Waterberg Joint Venture is 49.9% effectively held by Platinum Group Metals directly and indirectly. The Japan Oil, Gas and Metals National Corporation ("JOGMEC"), a state owned mining company from Japan, is an active participant in the Waterberg Joint Venture along with Platinum Group Metals and South African empowerment partner Mnombo Wethu Consultants (Pty) Ltd. The Waterberg deposit was discovered in late 2011 by the joint venture partners and has grown dramatically over the past few years to be a globally significant deposit. The Waterberg Extension is held 87% by Platinum Group Metals directly and indirectly and is located adjacent and to the north of the Waterberg Joint Venture within a regional scale set of prospecting rights granted to the Company.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the 82% owned WBJV Project 1 (Maseve) platinum mine, targeted for production in Q4 2015 and the exploration and prefeasibility engineering on the Waterberg platinum deposit.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential or planned exploration, studies, analyses, development, operations and other future occurrences affecting the Company’s projects, including the potential for updates to the resource estimates for the Waterberg Projects, the planned pre-feasibility study for the Waterberg Projects and the development of the Project 1 platinum mine. In addition, estimates of mineral resource are forward-looking statements because they represent estimates of mineralization that may be encountered if a mine is developed. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”) set out in Industry Guide 7.Under NI 43-101, companies are permitted and required to disclose “mineral resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exist or will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Accordingly, any “reserves” disclosed in this press release may not constitute “reserves” under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Further, while NI 43-101 permits companies to disclose the economic projections contained in preliminary economic analyses and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to include such economic projections in their SEC filings prior to the establishment of reserves under SEC standards. For the above reasons, statements contained in this press release that describes mineral reserve and resource estimates or that describes the results of preliminary economic analyses or pre-feasibility studies are not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.